Exhibit 3.3

CERTIFICATE OF INCREASE

OF

SHARES DESIGNATED

AS

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

CytRx Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

That an Amended and Restated Certificate of Incorporation of said corporation was filed in the Office of the Secretary of State of Delaware on November 15, 2007.

That the Board of Directors of said corporation duly adopted a resolution authorizing and directing an increase in the number of shares designated as Series A Junior Participating Preferred Stock of said corporation from 15,000 shares to 25,000 shares, in accordance with the provisions of section 151 of The General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said CytRx Corporation has caused this certificate to be signed by a duly authorized officer this 8th day of July 2011.

CytRx Corporation

By:	/s/ John Y. Caloz
John Y. Caloz
Chief Financial Officer